Mail Stop 7010

        August 23, 2005

Mr. Richard C. Levin
Chief Executive Officer, President
and Chief Financial Officer,
Spherix Incorporated
12051 Indian Creek Court
Beltsville, Maryland 20705

 RE: Form 10-K for the fiscal year ended December 31, 2004
  Forms 10-Q for the periods ended March 31 and June 30,
2005
   File No. 0-5576

Dear Mr. Levin:

        We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

        If you have any further questions regarding our review of your
filings, please direct them to Scott Watkinson, Staff Accountant,
at(202) 551-3741 or, in his absence, to the undersigned at (202)
551- 3769.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief

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Mr. Richard C. Levin
Spherix Incorporated
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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010
DIVISION OF CORPORATION FINANCE